                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


                                   (MARK ONE)

                   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

       FOR THE TRANSITION PERIOD FROM _______________ TO ________________.


                   COMMISSION FILE NUMBER: ___________________

                  INGRAM MICRO 401(k) INVESTMENT SAVINGS PLAN
                     (Formerly "Ingram Micro Thrift Plan")

        (Full title of the plan and the address of the plan if different from that of the issuer named below)

                                INGRAM MICRO INC.
                            1600 E. ST. ANDREW PLACE
                               SANTA ANA, CA 92705

           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                               INGRAM MICRO 401(k)
                             INVESTMENT SAVINGS PLAN
                      (FORMERLY "INGRAM MICRO THRIFT PLAN")

                       FINANCIAL STATEMENTS AND REPORT OF
                    INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                           DECEMBER 31, 1998 AND 1997

                   INGRAM MICRO 401(k) INVESTMENT SAVINGS PLAN

                           DECEMBER 31, 1998 AND 1997

                                TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Report of Independent Certified Public Accountants.......................    1

Financial Statements

    Statement of Net Assets Available
    for Plan Benefits....................................................    2

    Statements of Changes in Net Assets
    Available for Plan Benefits With Fund Information....................  3-4

    Notes to Financial Statements........................................  5-9

Supplemental Information *

    Item 27a - Schedule of Assets Held For Investment Purposes...........   11

    Item 27d - Schedule of Reportable Transactions.......................12-13


* Supplemental information not listed above is omitted because of the absence of conditions under which it is required.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Participants and Trustees
Ingram Micro 401(k) Investment Savings Plan

We have audited the accompanying statement of net assets available for plan benefits of the Ingram Micro 401(k) Investment Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits with fund information for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Ingram Micro 401(k) Investment Savings Plan as of December 31, 1998 and 1997, and the changes in its net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Stephens, Reidinger & Beller LLP
Irvine, California
June 23, 1999

                  INGRAM MICRO 401(k) INVESTMENT SAVINGS PLAN

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           December 31, 1998 and 1997

                                                       1998               1997
                                                       ----               ----
Investments at fair value

      Ingram Micro Stock Fund                      $ 46,489,307        $ 46,170,696
      The Putnam Fund for Growth and Income          29,515,261          22,650,783
      The George Putnam Fund of Boston                1,038,043             199,536
      Putnam New Opportunities Fund                  18,120,534           9,045,917
      Putnam S & P 500 Index Fund                     5,738,666             973,266
      Putnam Stable Value Fund                        9,823,930           6,428,042
      Putnam International Growth Fund                4,923,998           2,737,357
      Participant Loans                               2,965,502                  --
                                                   ------------        ------------

            Total investments                       118,615,241          88,205,597
                                                   ------------        ------------

Plan receivables
      Company contributions                             301,520               4,063
      Participants' contributions                       480,408               2,123
                                                   ------------        ------------

          Total plan receivables                        781,928               6,186
                                                   ------------        ------------


Net assets available for plan benefits             $119,397,169        $ 88,211,783
                                                   ============        ============


         The accompanying notes are an integral part of this statement.

                   INGRAM MICRO 401(k) INVESTMENT SAVINGS PLAN

                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                       PLAN BENEFITS WITH FUND INFORMATION

                      For the Year Ended December 31, 1998

                                                                                         The Putnam     The George        Putnam
                                                                           Ingram          Fund          Putnam            New
                                                           Participant      Micro        for Growth      Fund of       Opportunities
                                                              Loans       Stock Fund     and Income      Boston            Fund
                                                           -----------    ----------     ----------     ----------     -------------
Addition to net assets attributed to investment income
     Dividends and interest income                          $  120,762    $        --    $ 2,580,648    $   79,496      $   555,857
     Net appreciation (depreciation) in fair value of
         investments                                                --     10,939,610      1,017,160       (18,228)       2,455,026
                                                            ----------    -----------    -----------    ----------      -----------
                                                               120,762     10,939,610      3,597,808        61,268        3,010,883
                                                            ----------    -----------    -----------    ----------      -----------
Contributions
     Company                                                        --        120,435      1,069,862        62,063          927,310
     Participants'                                                  --        539,935      3,862,979       391,484        4,219,145
                                                            ----------    -----------    -----------    ----------      -----------
                                                                    --        660,370      4,932,841       453,547        5,146,455
                                                            ----------    -----------    -----------    ----------      -----------

         Total additions                                       120,762     11,599,980      8,530,649       514,815        8,157,338
                                                            ----------    -----------    -----------    ----------      -----------
Deductions from net assets attributed to
     Benefits paid to participants                             (65,979)    (3,244,450)    (1,436,061)      (31,447)        (726,487)
     Administrative                                                 --        (43,431)       (13,303)         (357)          (5,726)
                                                            ----------    -----------    -----------    ----------      -----------
         Total deductions                                      (65,979)    (3,287,881)    (1,449,364)      (31,804)        (732,213)
                                                            ----------    -----------    -----------    ----------      -----------

         Net increase prior to interfund transfers
             and loans                                          54,783      8,312,099      7,081,285       483,011        7,425,125
Interfund transfers                                                 --     (6,451,739)       242,605       376,139        1,984,439
                                                            ----------    -----------    -----------    ----------      -----------
         Net increase (decrease) before loans                   54,783      1,860,360      7,323,890       859,150        9,409,564
                                                            ----------    -----------    -----------    ----------      -----------

Loans to participants                                        3,264,645     (1,562,280)      (582,069)      (24,730)        (416,711)
Loan payments                                                 (353,926)        20,531        122,657         4,087           81,764
                                                            ----------    -----------    -----------   -----------      -----------
         Total loans to participants                         2,910,719     (1,541,749)      (459,412)      (20,643)        (334,947)
                                                            ----------    -----------    -----------   -----------      -----------
         Net increase (decrease)                             2,965,502        318,611      6,864,478       838,507        9,074,617

Net assets available for plan benefits
         Beginning of period                                        --     46,170,696     22,650,783       199,536        9,045,917
                                                            ----------    -----------    -----------   -----------      -----------
         End of period                                      $2,965,502    $46,489,307    $29,515,261   $ 1,038,043      $18,120,534
                                                            ==========    ===========    ===========   ===========      ===========

                                                           Putnam         Putnam        Putnam
                                                            S & P         Stable     International
                                                          500 Index       Value         Growth         Plan
                                                            Fund          Fund           Fund       Receivables     Total
                                                         ----------    ----------    -------------  -----------  ------------
Addition to net assets attributed to investment income
     Dividends and interest income                       $      429    $  460,712     $  140,078     $      --   $  3,937,982
     Net appreciation (depreciation) in fair value of
         investments                                        831,367         3,102        437,483            --     15,665,520
                                                         ----------    ----------     ----------     ---------   ------------
                                                            831,796       463,814        577,561            --     19,603,502
                                                         ----------    ----------     ----------     ---------   ------------
Contributions
     Company                                                305,603       452,367        288,032       301,520      3,527,192
     Participants'                                        1,947,359     1,766,331      1,403,654       474,222     14,605,109
                                                         ----------    ----------     ----------     ---------   ------------
                                                          2,252,962     2,218,698      1,691,686       775,742     18,132,301
                                                         ----------    ----------     ----------     ---------   ------------

         Total additions                                  3,084,758     2,682,512      2,269,247       775,742     37,735,803
                                                         ----------    ----------     ----------     ---------   ------------

Deductions from net assets attributed to
     Benefits paid to participants                         (106,454)     (703,807)      (165,722)           --     (6,480,407)
     Administrative                                          (1,201)       (4,360)        (1,632)           --        (70,010)
                                                         ----------    ----------     ----------     ---------   ------------
         Total deductions                                  (107,655)     (708,167)      (167,354)           --     (6,550,417)
                                                         ----------    ----------     ----------     ---------   ------------

         Net increase prior to interfund transfers
            and loans                                     2,977,103     1,974,345      2,101,893       775,742     31,185,386
Interfund transfers                                       1,957,744     1,712,782        178,030            --
                                                         ----------    ----------     ----------     ---------   ------------
         Net increase (decrease) before loans             4,934,847     3,687,127      2,279,923       775,742     31,185,386
                                                         ----------    ----------     ----------     ---------   ------------

Loans to participants                                      (187,914)     (377,334)      (113,607)           --             --
Loan payments                                                18,467        86,095         20,325            --             --
                                                         ----------    ----------     ----------     ---------   ------------
         Total loans to participants                       (169,447)     (291,239)       (93,282)           --             --
                                                         ----------    ----------     ----------     ---------   ------------
         Net increase (decrease)                          4,765,400     3,395,888      2,186,641       775,742     31,185,386

Net assets available for plan benefits
     Beginning of period                                    973,266     6,428,042      2,737,357         6,186     88,211,783
                                                         ----------    ----------     ----------     ---------   ------------
         End of period                                   $5,738,666    $9,823,930     $4,923,998     $ 781,928   $119,397,169
                                                         ==========    ==========     ==========     =========   ============

         The accompanying notes are an integral part of this statement.

                   INGRAM MICRO 401(k) INVESTMENT SAVINGS PLAN

                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                       PLAN BENEFITS WITH FUND INFORMATION

                      For the Year Ended December 31, 1997

                                                                                              The Putnam    The George    Putnam
                                                              Short Term       Ingram            Fund         Putnam       New
                                                                Demand       Micro Stock      for Growth      Fund of  Opportunities
                                                                 Notes           Fund         and Income      Boston       Fund
                                                             ------------    ------------    ------------   ---------- -------------
Addition to net assets attributed to investment income
     Dividends and interest income                           $         --    $      2,521    $  2,870,798    $ 12,677    $  193,053
     Net appreciation (depreciation) in fair value of
         investments                                                   --      10,322,216       1,255,653      (5,861)    1,189,928
                                                             ------------    ------------    ------------    --------    ----------
                                                                       --      10,324,737       4,126,451       6,816     1,382,981
                                                             ------------    ------------    ------------    --------    ----------
Contributions
     Company                                                           --              --       1,045,770      12,824       771,062
     Participants'                                                     --              --       2,871,993     119,580     2,511,249
                                                             ------------    ------------    ------------    --------    ----------
                                                                       --              --       3,917,763     132,404     3,282,311
                                                             ------------    ------------    ------------    --------    ----------

         Total additions                                               --      10,324,737       8,044,214     139,220     4,665,292
                                                             ------------    ------------    ------------    --------    ----------
Deductions from net assets attributed to
     Benefits paid to participants                                     --      (2,686,515)       (965,217)     (1,637)     (423,355)
     Transfers from the Plan                                           --        (547,713)        (10,215)         --            --
     Administrative                                                    --             (51)         (2,189)        (16)       (1,207)
                                                             ------------    ------------    ------------    --------    ----------
         Total deductions                                              --      (3,234,279)       (977,621)     (1,653)     (424,562)
                                                             ------------    ------------    ------------    --------    ----------

         Net increase prior to interfund transfers                     --       7,090,458       7,066,593     137,567     4,240,730
Interfund transfers                                           (22,157,994)        175,531      10,400,549      61,969     4,805,187
                                                             ------------    ------------    ------------    --------    ----------
         Net increase (decrease)                              (22,157,994)      7,265,989      17,467,142     199,536     9,045,917

Net assets available for plan benefits
         Beginning of period                                   22,157,994      38,904,707       5,183,641          --            --
                                                             ------------    ------------    ------------    --------    ----------

         End of period                                       $         --    $ 46,170,696    $ 22,650,783    $199,536    $9,045,917
                                                             ============    ============    ============    ========    ==========


                                                             Putnam          Putnam        Putnam
                                                            S & P 500        Stable     International
                                                              Index           Value        Growth          Plan
                                                              Fund            Fund          Fund        Receivables        Total
                                                          ------------    ----------    ------------    ------------   ------------
Addition to net assets attributed to investment income
     Dividends and interest income                        $         --    $  351,645    $    157,646    $         --   $  3,588,340
     Net appreciation (depreciation) in fair value of
         investments                                            55,653            14         125,913            (183)    12,943,333
                                                          ------------    ----------    ------------    ------------   ------------
                                                                55,653       351,659         283,559            (183)    16,531,673
                                                          ------------    ----------    ------------    ------------   ------------
Contributions
     Company                                                    57,577       548,714         243,343           4,246      2,683,536
     Participants'                                             411,207     1,379,989         884,462           2,123      8,180,603
                                                          ------------    ----------    ------------    ------------   ------------
                                                               468,784     1,928,703       1,127,805           6,369     10,864,139
                                                          ------------    ----------    ------------    ------------   ------------

         Total additions                                       524,437     2,280,362       1,411,364           6,186     27,395,812
                                                          ------------    ----------    ------------    ------------   ------------
Deductions from net assets attributed to
     Benefits paid to participants                              (8,189)     (478,979)       (141,236)             --     (4,705,128)
     Transfers from the Plan                                        --      (162,144)             --              --       (720,072)
     Administrative                                                (39)       (1,068)           (601)             --         (5,171)
                                                          ------------    ----------    ------------    ------------   ------------
         Total deductions                                       (8,228)     (642,191)       (141,837)             --     (5,430,371)
                                                          ------------    ----------    ------------    ------------   ------------

         Net increase prior to interfund transfers             516,209     1,638,171       1,269,527           6,186     21,965,441
Interfund transfers                                            457,057     4,789,871       1,467,830              --             --
                                                          ------------    ----------    ------------    ------------   ------------
         Net increase (decrease)                               973,266     6,428,042       2,737,357           6,186     21,965,441

Net assets available for plan benefits
         Beginning of period                                        --            --              --              --     66,246,342
                                                          ------------    ----------    ------------    ------------   ------------
         End of period                                    $    973,266    $6,428,042    $  2,737,357    $      6,186   $ 88,211,783
                                                          ============    ==========    ============    ============   ============


         The accompanying notes are an integral part of this statement.

                   INGRAM MICRO 401(k) INVESTMENT SAVINGS PLAN

                        NOTES TO THE FINANCIAL STATEMENTS

                           December 31, 1998 and 1997


NOTE 1: DESCRIPTION OF THE PLAN

The following description of the Ingram Micro 401(k) Investment Savings Plan (the "Plan") provides only general information. The name of the Plan, previously known as the Ingram Micro Thrift Plan, was changed effective January 1, 1999. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering substantially all of the employees of Ingram Micro Inc. (the "Company") who have completed three months of eligibility service. The Plan is designed to comply with Section 401(a) of the Internal Revenue Code as a defined contribution plan and its incorporated Trust is intended to qualify as a tax-exempt trust under Section 501(a) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement and Security Act of 1974. The Plan is administered by the Company and advised by the Benefit Administrative Committee appointed by the Company. The assets of the Plan are held and invested by Putnam Fiduciary Trust Company ("Putnam"), acting as trustee, custodian and recordkeeper.

RECEIPT OF SPLIT-OFF PLAN ASSETS

The Plan became effective on November 6, 1996 as a result of the split-off of Ingram Micro Inc. from Ingram Industries, Inc. in a tax-free reorganization. As a result of the reorganization, Ingram Micro's participant account balances were transferred out of the Ingram Industries Thrift Plan pursuant to an employee benefits agreement. A separate trust account was established at Wachovia Bank to accept the Plan's proportionate share of Ingram Industries Thrift Plan's assets. The Plan's assets were temporarily invested during a period in December 1996 to January 2, 1997, in mainly highly liquid, short-term investments in preparation for the final conversion to Putnam. The Plan was amended effective January 2, 1997 as a result of the change in plan asset custodians.

CONTRIBUTIONS AND FUNDING POLICY

Each associate who actively participates in the Plan may elect to contribute a minimum of 1% and a maximum of 15% of his or her salary to be paid to the Plan trustee. The Company will match from 50% to 100% of participant contributions up to the first 5% of annual salary depending upon the years of service. The Benefit Administrative Committee of the Company can elect to change the Company's matching contribution in future years. The Company may also make discretionary contributions under the Plan. The Company did not make any discretionary contributions to the Plan for the years ended December 31, 1998 and 1997. The maximum participant elective contributions allowed under the Plan for the periods ended December 31, 1998 and 1997 were $10,000 and $9,500, respectively.

                   INGRAM MICRO 401(k) INVESTMENT SAVINGS PLAN

                           December 31, 1998 and 1997


PARTICIPATION ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of a) the Company contribution and, b) plan earnings, and charged with an allocation of certain expenses. Allocations are based on account balances.

ELIGIBILITY

Associates other than those that are employed under a collective bargaining agreement, leased, expatriates or employed on a temporary basis are eligible to enter the Plan on the first day of the month following the third month of employment with the Company.

VESTING

Vesting in the Company's matching contribution is based on years of service. A year of vesting service is defined as any period in which a participant completes 365 days of service. The following schedule describes the vesting percentages for participants.

                                                          Vested Benefit
                Years of Service                            Percentage
                ----------------                            ----------
             1 year but less than 2                              20%
             2 years but less than 3                             40%
             3 years but less than 4                             60%
             4 years but less than 5                             80%
                 5 years or more                                100%

LOANS

Participants may borrow the lesser of 50% of their vested account balance or $50,000 at prime plus 1 percent, which ranged between 8.75% and 9.5% during 1998, with repayment through payroll deductions. A general loan will have a term of 5 years or less and up to 15 years will be allowed for a home loan. The loans mature over various dates starting on June 25, 1999 and ending on December 2, 2013. Participant loans are carried at the unpaid principal amount of the loans, which are estimated to approximate fair value.

                   INGRAM MICRO 401(k) INVESTMENT SAVINGS PLAN

                           December 31, 1998 and 1997

PAYMENT OF BENEFITS

Upon termination of service before the normal retirement age of 65, a participant with benefits of over $5,000 may elect to defer distribution until normal retirement age or receive a lump sum payment equal to the vested share of the participant's account.

Upon termination of service at the normal retirement age, benefits are available based on the vested share of the participant's accounts. Benefits can also be accessed in the event of disability or death.

Additionally, the Plan allows participants to make early withdrawals for certain financial hardships. The Plan allows in service withdrawals by participants after they reach age 59 1/2. Participants electing after they reach age 59 1/2 to take in service withdrawals will be required to pay all applicable taxes on the withdrawals but will not be subject to penalty taxes for early withdrawals.

FORFEITURES

Forfeitures are used to reduce Company contributions and/or to pay costs of administering the Plan.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared on the accrual method of accounting. Administrative and other expenses are recorded as incurred. Benefits are reported when paid.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts of assets, liabilities and disclosures. Accordingly, actual results may differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

Plan investments are included in the accompanying financial statements at fair value as determined by quoted market prices. Interest is recorded on the accrual basis and is recorded in the investment value. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

                   INGRAM MICRO 401(k) INVESTMENT SAVINGS PLAN

                           December 31, 1998 and 1997

CONTRIBUTIONS

Contributions include all participant elective and employer-matching contributions accrued through year-end.

AMOUNTS DUE TERMINATED PARTICIPANTS

Amounts due terminated participants, if any, are included in net assets available for plan benefits.

NOTE 3: INVESTMENTS

The Plan presents in the statement of changes in net assets available for plan benefits with fund information the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on these investments. Putnam holds the Plan's investments and executes the Plan's investment transactions. Participants can elect to invest in any of the following investment funds offered by Putnam's affiliated companies and the Company:

THE GEORGE PUTNAM FUND OF BOSTON: Seeks a balance of capital growth and current income by investing in a well-diversified portfolio composed mostly of stocks and corporate and U.S. government bonds.

THE PUTNAM FUND FOR GROWTH AND INCOME: Seeks capital growth and current income by investing mainly in attractively priced stocks of mature companies that offer long-term growth potential while also providing income.

PUTNAM NEW OPPORTUNITIES FUND: Seeks to provide long-term capital appreciation by investing primarily in common stocks of companies within certain industry groups that Putnam management believes offer above-average long-term growth potential.

PUTNAM S & P 500 INDEX FUND: Seeks a return before the assessment of fees, that closely approximates the return of the S&P 500 Index, which is an indicator of U.S. stock market performance.

PUTNAM STABLE VALUE FUND: Seeks stability of principal by investing mainly in investment contracts issued by insurance companies, banks, and similar financial institutions. To provide liquidity, a portion of the fund's assets are invested in high-quality money market instruments.

PUTNAM INTERNATIONAL GROWTH FUND: Seeks capital appreciation by investing in a diversified portfolio of stocks of companies located mainly outside the United States.

                   INGRAM MICRO 401(k) INVESTMENT SAVINGS PLAN

                           December 31, 1998 and 1997

NOTE 3: INVESTMENTS (Continued)

INGRAM MICRO STOCK FUND: Seeks capital appreciation by investing in Ingram Micro Inc. Class A Common Stock. Certain participants received shares of Ingram Micro Inc. stock as part of the split out of plan assets from the Ingram Industries Thrift Plan. Ingram Micro Inc. Class A Common Stock became an investment option for all participants as of January 1, 1998. No rollovers or transfers from other funds will be allowed and only 50% of employee contributions may be invested in the fund.

NOTE 4: PLAN TERMINATION

Although the Company has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 5: TAX STATUS

The trust established under the Plan to hold the Plan's assets is designed to qualify pursuant to Section 501(a) of the Internal Revenue Code, and, accordingly, the trust's net investment income is exempt from income taxes. The Plan has received a favorable determination letter of its tax-exempt status from the Internal Revenue Service by a letter dated November 12, 1998.

                            SUPPLEMENTAL INFORMATION

                                                                      SCHEDULE I

                  INGRAM MICRO 401(k) INVESTMENT SAVINGS PLAN

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               December 31, 1998

                                                    Number of
      Description                                     Units               Cost            Current Value
      -----------                                   ---------         -----------         -------------
The George Putnam Fund of Boston                       57,541         $ 1,053,296          $ 1,038,043
The Putnam Fund for Growth and Income               1,440,472          27,724,605           29,515,261
Putnam New Opportunities Fund                         310,124          14,746,599           18,120,534
Putnam S&P 500 Index Fund                             198,364           4,922,748            5,738,666
Putnam International Growth Fund                      256,058           4,422,191            4,923,998
Ingram Micro Stock Fund                             1,333,027           3,069,158           46,489,307
Putnam Stable Value Fund                            9,823,930           9,823,930            9,823,930
Participant Loans *                                                             0            2,965,502
                                                                     ------------        -------------
                                                                     $ 65,762,527        $ 118,615,241
                                                                     ============        =============

------------------
*  A party-in-interest as defined by ERISA, interest rates ranging from 8.75%
   - 9.5%, 286 loans outstanding, maturing between June 25,1999 and December 2, 2013.

                                                                     SCHEDULE II


                   INGRAM MICRO 401(k) INVESTMENT SAVINGS PLAN

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

  Series of transactions involving securities of the same issue in excess of 5%
           of the current value of plan assets as of January 1, 1998

                                     1 OF 2

                      For the year ended December 31, 1998

------------------------------------ ---------------- ------------------ ------------------ ---------------- -----------------
                                                         Transactions       Transactions
                                                           Aggregate          Aggregate       Transactions
                                         Number of         Purchase             Sales           Aggregate           Net
Description of Assets                  Transactions          Price              Price             Cost          Gain (Loss)
---------------------                  ------------      ------------       ------------      -------------    ------------
The George Putnam Fund of
      Boston                               163            $1,549,946

The George Putnam Fund of
      Boston                               222                              $  693,211        $  701,787         $  (8,576)

The Putnam Fund for Growth
      and Income                           315            10,722,258

The Putnam Fund for Growth
      and Income
                                           744                               4,874,940         4,567,908           306,032

Putnam New
      Opportunities Fund                   363             9,271,850

Putnam New
      Opportunities Fund
                                           666                               2,655,221         2,421,739           230,482
Putnam S & P 500
      Index Fund                           316             5,429,587

Putnam S & P 500
      Index Fund                           356                               1,495,554         1,424,787            70,767

Putnam International Growth
      Fund                                 235             2,432,835

Putnam International Growth
      Fund                                 983                                 683,679           646,487            37,192
-----------------------------------------------------------------------------------------------------------------------------

                   INGRAM MICRO 401(k) INVESTMENT SAVINGS PLAN

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

 Series of transactions involving securities of the same issue in excess of 5%
           of the current value of plan assets as of January 1, 1998

                                     2 OF 2

                      For the year Ended December 31, 1998

----------------------------------------------------------------------------------------------------------
                                          Transactions       Transactions
                                            Aggregate          Aggregate       Transactions
                          Number of         Purchase             Sales          Aggregate           Net
Description of Assets   Transactions         Price              Price             Cost         Gain (Loss)
---------------------   ------------      ------------       -------------     ------------    -----------
Ingram Micro Stock          108             $1,062,411
      Fund

Ingram Micro Stock          424                               $11,683,409       $1,067,161      $10,616,248
      Fund

Putnam Stable Value         464              9,285,895
      Fund

Putnam Stable Value
      Fund                  636                                 5,893,070        5,893,070               --
-----------------------------------------------------------------------------------------------------------

        PURSUANT TO THE REQUIREMENT OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.


                                    INGRAM MICRO 401(k) INVESTMENT SAVINGS PLAN
                                       (Formerly "Ingram Micro Thrift Plan")


DATE:  June 28, 1999                BY:   /s/ Matthew Sauer
                                    NAME: Matthew Sauer, Member of the Ingram
                                          Micro Benefit Administrative Committee